Filed Pursuant to Rule 433
Registration Statement No. 333-145619
Dated August 22, 2007

COVENTRY HEALTH CARE, INC.
6.30% SENIOR NOTES DUE 2014

Issuer:	Coventry Health Care, Inc.
Principal Amount:	$400,000,000
Security Type:	Senior Notes
Legal Format:	SEC Registered
Trade Date:	August 22, 2007
Settlement Date:	August 27, 2007 (T+3)
Maturity Date:	August 15, 2014
Issue Price:	99.575% of principal amount
Coupon:	6.30%
Yield:	6.377%
Benchmark Treasury:	4.25% due August 15, 2014
Benchmark Treasury Yield:	4.477%
Spread to Benchmark Treasury:	190 basis points
Interest Payment Dates:	Semi-annually on February 15 and August 15, commencing on February 15, 2008
Make-whole Call:	At any time at a discount rate of Treasury plus 25 basis points
CUSIP:	222862 AH7
Underwriters:	Goldman, Sachs & Co. (Joint Book-Running Manager)
Citigroup Global Markets Inc. (Joint Book-Running Manager)
J.P. Morgan Securities Inc. (Joint Book-Running Manager)
Greenwich Capital Markets, Inc. (Co-Manager)
Ratings:	Moody’s: Ba1 (stable) / S&P: BBB (stable) / Fitch: BBB- (stable) A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Certain Financial and Other Information
     As a result of the aggregate principal amount of the notes offering being increased from $300 million to $400 million, Coventry’s adjusted capitalization, as of June 30, 2007, to reflect the issuance of the notes, would be as follows:

(Dollars in
thousands)
Total cash and investments	$3,376,534

Total debt:
Existing credit facilities	80,000
5 1/8% Senior Notes due 2012	250,000
6 1/8% Senior Notes due 2015	250,000
5.95% Senior Notes due 2017 (1)	400,000
6.30% Senior Notes due 2014 offered hereby (2)	400,000

Total debt	1,380,000
Stockholders’ equity:
Common stock, $.01 par value, 570,000 shares authorized, 189,113 issued and 154,826 outstanding	1,891
Treasury stock, at cost; 34,287 shares	(929,367)
Additional paid-in capital	1,643,544
Accumulated other comprehensive income	(9,643)
Retained earnings	2,223,937

Total stockholders’ equity	2,930,362

Total capitalization	$4,310,362

(1)	Excludes an unamortized discount of $1,437.

(2)	Excludes an unamortized discount of $1,700.
     After giving pro forma effect to the issuance of the notes, as of June 30, 2007, Coventry had $1.38 billion of total indebtedness, of which approximately $80 million consisted of borrowings under its existing credit facilities, $400 million consisted of the notes offered hereby and $900 million consisted of its existing senior notes.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from Goldman, Sachs & Co. by calling 1-866-471-2526, Citigroup Global Markets Inc. by calling 1-877-858-5407 or J.P. Morgan Securities Inc. by calling 1-212-834-4533